FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of Interim unaudited consolidated financial information for the three-month ended on March 31, 2005.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2005 and for the three-month period then ended.

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet and the consolidated statements of income, changes in shareholders' equity and cash flows of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of March 31, 2005, and for the three-month period then ended, stated in Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) as of March 31, 2004 and 2005, and for the three-month periods then ended, have been reviewed by other auditors whose limited review report dated April 20, 2005 and April 19, 2005, respectively, has been furnished to us. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amount to approximately S/1,262.5 million as of March 31, 2005 (S/1,146.4 million as of March 31, 2004) and to S/160 million for the three-month period then ended (S/173 million for the three-month period ended March 31, 2004).

3. We conducted our limited review in accordance with applicable auditing standards in Peru for limited reviews. A limited review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modification that should be made to the interim consolidated financial statements referred to above for them to be in conformity with generally acccepted accounting principles in Peru.

5. Additionally, we have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 18, 2005 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

April 22, 2005

Compañía de Minas Buenaventura S.A.A. y subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 (audited) and March 31, 2005 (unaudited)

	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)

Assets

Current assets

Cash and cash equivalents	3	614,862	725,846	222,447

Investment funds	4	86,971	51,454	15,769

Trade accounts receivable		97,061	70,883	21,723

Other accounts receivable, net		12,223	10,621	3,254

Accounts receivable from affiliates	12(a)	46,078	41,004	12,566

Inventories, net	5	69,353	74,836	22,935

Current portion of prepaid tax and expenses		40,471	38,835	11,902
		_________	_________	_________
Total current assets		967,019	1,013,479	310,596

Long - term accounts receivable		4,574	5,122	1,570

Prepaid tax and expenses		14,059	13,751	4,214

Investments in shares	6	1,531,372	1,704,199	522,280

Property, plant and equipment, net		452,214	443,247	135,840

Development costs, net		143,258	145,042	44,451

Deferred stripping costs		56,056	56,056	17,179

Mining concessions and goodwill, net		157,544	153,771	47,126

Deferred income tax and workers' profit sharing asset, net	11(a)	245,299	238,948	73,230
		_________	_________	_________

Total assets		3,571,395	3,773,615	1,156,486
		_________	_________	_________

	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)
Liabilities and shareholders' equity, net
Current liabilities
Overdrafts and bank loans	7	13,150	11,517	3,530
Trade accounts payable		61,188	57,792	17,711
Other current liabilities	9(e)	142,696	224,352	68,756
Derivative instruments	13(a)	70,927	60,492	18,539
Current portion of long-term debt	8	36,332	26,328	8,069
Deferred income from sale of future production	13(b)	74,937	82,838	25,387
		_________	_________	_________
Total current liabilities		399,230	463,319	141,992

Other long-term liabilities		74,030	58,081	17,800
Derivative instruments	13(a)	267,852	249,694	76,523
Long-term debt	8	15,031	12,696	3,891
Deferred income from sale of future production	13(b)	568,772	542,002	166,105
		_________	_________	_________
Total liabilities		1,324,915	1,325,792	406,311
		_________	_________	_________
Minority interest		66,347	77,737	23,824
		_________	_________	_________
Shareholders' equity, net	9
Capital stock, net of treasury shares of S/49,659,000 in 2004 and 2005		596,755	596,755	182,885
Investment shares, net of treasury shares of S/66,000 in 2004 and 2005		1,683	1,683	516
Additional paid-in capital		610,659	610,659	187,146
Legal reserve		129,276	129,276	39,619
Other reserves		923	923	283
Retained earnings		734,070	866,109	265,433
Cumulative translation loss		(148,513)	(155,902)	(47,779)
Cumulative unrealized gain on investments in shares carried at fair value		256,331	321,112	98,410
Deferred income from sale of future production of subsidiary		(1,051)	(529)	(162)
		_________	_________	_________
Total shareholders' equity, net		2,180,133	2,370,086	726,351
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,571,395	3,773,615	1,156,486
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month periods ended March 31, 2004 and 2005
	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)
Operating revenues
Net sales		205,324	219,626	67,308
Royalties income	12(b)	34,428	32,871	10,074
		___________	___________	___________
Total revenues		239,752	252,497	77,382
		___________	___________	___________
Costs of operation
Operating costs		82,327	85,005	26,051
Exploration and development costs in operational mining sites		23,933	28,668	8,786
Amortization and depreciation		12,221	14,390	4,410
		___________	___________	___________
Total costs of operation		118,481	128,063	39,247
		___________	___________	___________
Gross margin		121,271	124,434	38,135
		___________	___________	___________
Operating expenses
General and administrative		21,021	21,820	6,687
Exploration costs in non-operational mining sites		10,319	19,459	5,964
Selling		5,121	3,616	1,108
Royalties to third parties		4,536	5,289	1,621
Royalties to Peruvian Government		-	2,310	708
		___________	___________	___________
Total operating expenses		40,997	52,494	16,088
		___________	___________	___________
Operating income		80,274	71,940	22,047
		___________	___________	___________
Other income (expenses), net
Share in affiliated companies, net	6(b) and (e)	170,908	158,142	48,465
Gain from change in the fair value of derivative instruments	13(a)	8,727	26,530	8,131
Realized income from sale of future production	13(b)	14,198	18,078	5,540
Loss from realized derivative instruments	13(a)	(46,635)	(10,709)	(3,282)
Interest income		2,906	3,934	1,206
Loss from exposure to inflation	1(a)	(4,917)	-	-
Exchange difference loss		-	(544)	(167)
Interest expense		(1,850)	(3,247)	(995)
Amortization of mining concessions and goodwill		(3,042)	(3,818)	(1,170)
Other, net		(1,105)	(5,491)	(1,683)
		___________	___________	___________
Total other income (expenses), net		139,190	182,875	56,045
		___________	___________	___________
Income before workers' profit sharing, income tax and minority interest		219,464	254,815	78,092
Workers' profit sharing	11(b)	(3,880)	(6,332)	(1,941)
Income tax	11(b)	(22,656)	(30,727)	(9,417)
		___________	___________	___________
Income before minority interest		192,928	217,756	66,734
Minority interest		(15,883)	(11,292)	(3,460)
		___________	___________	___________
Net income		177,045	206,464	63,274
		___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	14	1.39	1.62	0.50
		___________	___________	___________
Weighted average number of shares outstanding	14	127,236,219	127,236,219	127,236,219
		___________	___________	___________

Compañía de Minas Buenaventura S.A.A. y subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month periods ended March 31, 2004 and 2005
	Capital stock, net of treasury shares		Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Deferred income from sale of future production of subsidiary	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2004	126,879,832	596,755	1,683	610,659	99,331	-	221,149	(29,394)	209,054	(6,345)	-	1,702,892
Declared and paid dividends, note 9(e)	-	-	-	-	-	-	(71,840)	-	-	-	-	(71,840)
Investments in shares maintained at fair value, note 6(c)	-	-	-	-	-	-	-	-	75,067	-	-	75,067
Change in the fair value of derivative instruments classified as hedging instruments held by subsidiary, note 13(a)	-	-	-	-	-	-	-	-	-	467	-	467
Transfer to legal reserve	-	-	-	-	17,481	-	(17,481)	-	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, note 6(e)	-	-	-	-	-	-	-	(35,480)	-	-	-	(35,480)
Net income	-	-	-	-	-	-	177,045	-	-	-	-	177,045
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2004	126,879,832	596,755	1,683	610,659	116,812	-	308,873	(64,874)	284,121	(5,878)		1,848,151
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of January 1st, 2005	126,879,832	596,755	1,683	610,659	129,276	923	734,070	(148,513)	256,331	-	(1,051)	2,180,133
Declared and paid dividends, note 9(e)	-	-	-	-	-	-	(74,425)	-	-	-		(74,425)
Investments in shares maintained at fair value, note 6(c)	-	-	-	-	-	-	-	-	64,781	-	-	64,781
Realized revenue from sale of future production of subsidiary	-	-	-	-	-	-	-	-	-	-	522	522
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, note 6(e)	-	-	-	-	-	-	-	(7,389)	-	-	-	(7,389)
Net income	-	-	-	-	-	-	206,464	-	-	-	-	206,464
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2005	126,879,832	596,755	1,683	610,659	129,276	923	866,109	(155,902)	321,112	-	(529)	2,370,086
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three months periods ended March 31, 2004 and 2005
	2004	2005	2005
	S/(000)	S/(000)	US$(000)
			(Note 2)
Operating activities
Collection from customers	220,448	245,804	75,331
Collection of dividends	97,274	42,677	13,079
Collection of royalties	28,681	36,250	11,109
Collection of interest	2,906	3,661	1,122
Payments to suppliers and third parties	(91,026)	(105,911)	(32,458)
Payments to employees	(33,413)	(41,977)	(12,865)
Payments of exploration expenditures	(29,754)	(41,818)	(12,816)
Payments of income tax	(14,788)	(13,607)	(4,170)
Payments of royalties	(5,822)	(6,239)	(1,912)
Payments of interest	(1,547)	(3,247)	(995)
	_________	_________	_________
Net cash provided by operating activities	172,959	115,593	35,425
	_________	_________	_________
Investing activities
Development expenditures	(9,930)	(10,098)	(3,095)
Purchase of plant and equipment	(15,121)	(8,055)	(2,469)
Payments from derivative instruments settled, net	(46,635)	(7,300)	(2,237)
Decrease of investment fund	-	34,816	10,670
Decrease on time deposits in local currency	-	6,930	2,124
Increase of account receivable from affiliate	(2,705)	-	-
Payments by purchase of investments in shares	(1,269)	-	-
Proceeds from sale of plant and equipment	921	-	-
	_________	_________	_________
Net cash provided by (used in) investing activities	(74,739)	16,293	4,993
	_________	_________	_________
Financing activities
Payments of long-term debt	(15,988)	(12,339)	(3,781)
Increase (decrease) of overdrafts and bank loans, net	1,843	(1,633)	(500)
	_________	_________	_________
Net cash used in financing activities	(14,145)	(13,972)	(4,281)
	_________	_________	_________
Net increase in cash during the period	84,075	117,914	36,137
Cash and cash equivalents at beginning of period	398,383	590,607	181,001
	_________	_________	_________

Cash and cash equivalents at period-end	482,458	708,521	217,138
	_________	_________	_________

	2004	2005	2005
	S/(000)	S/(000)	US$(000)
			(Note 2)
Reconciliation of net income to net cash provided by operating activities
Net income	177,045	206,464	63,274
Add (deduct)
Amortization and depreciation	12,657	14,936	4,577
Minority interest	15,883	11,292	3,460
Provision for deferred income tax and workers' profit sharing expenses	10,120	6,739	2,065
Exchange difference loss	-	544	167
Provision for exploration costs in subsidiary (**)	-	6,286	1,926
Amortization of development costs in operating mining unit	4,286	5,996	1,838
Amortization of mining concessions and goodwill	3,042	3,818	1,170
Accretion expenses	1,006	974	299
Change in the fair value of investment fund	303	109	33
Share in affiliated companies, net of dividends received	(78,505)	(115,465)	(35,386)
Income from sale of future production	(14,198)	(18,078)	(5,540)
Gain from change in the fair value of derivative instruments	(8,727)	(26,530)	(8,131)
Allowance for doubtful accounts	-	26	8
Net cost of retired plant and equipment	-	432	132
Reversion of the obsolescence supplies reserve	-	(563)	(173)
Loss from exposure to inflation	4,917	-	-
Gain on sale of plant and equipment	(636)	-	-
Long-term officers' compensation (*)	2,095	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	20,623	34,566	10,594
Inventories	(3,670)	(2,444)	(749)
Prepaid tax and expenses	(8,826)	(30,813)	(9,443)
Increase of operating liabilities -
Trade accounts payable and other liabilities	35,544	17,304	5,304
	________	________	________

Net cash provided by operating activities	172,959	115,593	35,425
	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 19 to the financial statements as of December 31, 2004.

(**) This provision corresponds to the exploration costs paid by ABX Exploraciones S.A. for the Minasnioc project, which will be considered as an additional paid-in capital in Minera Minasnioc S.A.C.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements (unaudited)

As of March 31, 2004 and 2005

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the accounting records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"). Until December 31, 2004, these financial statements were maintained in nominal Peruvian currency and adjusted to reflect changes In the National Wholesale Price Level Index (IPM). According to such index, prices increased 2.8 percent during the three-month period ended March 31, 2004.

Effective year 2005, through Resolution No.031-2004-EF/93.01 enacted on May 18, 2004, the Peruvian Accounting Standards Board suspended the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 have been considered as initial balances as of January 1, 2005.

For comparative purposes, figures presented in the consolidated financial statements for the three-month period ended March 31, 2004 have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) as of December 31, 2004.

(b) The criteria and accounting principles used by Management in the accompanying interim consolidated financial statements preparation, which should be read together with the 2004 consolidated audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements. Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly, actual results may differ from those presented in this report.

  The interim consolidated financial statements include the financial statements of the following subsidiaries:
	Ownership percentages as of
	________________________________________________
	December 31, 2004		March 31, 2005
	_______________________		_______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of dore bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

Minera Minasnioc S.A.C.	30.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

2. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at March 31, 2005 (S/3.263 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

3. Cash and cash equivalents

(a) This item is made up as follows:
	As of December 31, 2004	As of March 31, 2005
	S/(000)	S/(000)

Cash	2,893	2,093
Demand deposit and saving accounts	108,102	154,930
Time deposits in foreign currency (b)	479,612	551,498
	_________	_________
Cash balances included in the Consolidated Statements of Cash Flows	590,607	708,521
Time deposits in local currency with an original maturity of more than 90 days (c)	24,255	17,325
	_________	_________

	614,862	725,846
	_________	_________

(b) As of March 31, 2005, the Company maintained principally the following time deposits in foreign currency:

- US$65,000,000 with annual interest rates ranging from 2.41% and 2.85%. These deposits have maturities of 30 days.

- US$84,000,000 with annual interest rates ranging from 2.41% and 2.45%. These deposits have maturities of 30 days.

(c) As of March 31, 2005, these time deposits earn interest rates at an annual rate of 5.7 percent, with maturities from 539 to 630 days. With the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$5,319,000 at exchange rates ranging from S/3.572 to S/3.589 for each U.S. dollar, and stated maturities similar to the time deposits, see note 13.

4. Investment funds

As of March 31, 2005 and December 31, 2004, this caption includes variable investment funds under the administration of Compass Group Sociedad Administradora de Fondos de Inversión S.A. These investments are carried at fair value.

During the first quarter of 2005, the Company received S/34,816,000, as a consequence of the settlement of one of its funds occurred in December 2004.

5. Inventories, net

This item is made up as follows:
	As of December 31, 2004	As of March 31, 2005
	S/(000)	S/(000)

Spare parts and supplies	54,311	53,551
Products in process	17,574	20,802
Finished products	6,975	9,427
	_________	_________
	78,860	83,780

Slow moving and obsolescence supplies reserve	(9,507)	(8,944)
	_________	_________

	69,353	74,836
	_________	_________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

6. Investments in shares

(a) This item is made up as follows:
	Equity ownership		Amount
	__________________________		_________________________
	As of December 31, 2004	As of March 31, 2005	As of December 31, 2004	As of March 31, 2005
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (c)	9.17	9.17	270,625	335,406
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Other			925	895
			_________	_________
			273,757	338,508
			_________	_________

Equity method investments
Minera Yanacocha S.R.L.:	43.65	43.65
Equity share (e)			1,152,188	1,262,517
Mining concession, net (f)			103,866	101,473
			_________	_________
			1,256,054	1,363,990
Other			1,561	1,701
			_________	_________
			1,257,615	1,365,691
			_________	_________

			1,531,372	1,704,199
			________	________

The amount of equity participation in Minera Yanacocha S.R.L. (hereinafter, "Yanacocha") has been determined from the financial statements as of December 31, 2004 (audited) and March 31, 2005 (unaudited).

(b) The detail of share in affiliated income companies is:
	For the three-month periods ended March 31,
	__________________________________
	2004	2005
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	170,761	158,002
Other	147	140
	_________	_________

	170,908	158,142
	_________	_________

Sociedad Minera Cerro Verde S.A.

(c) During the first quarter of 2005, the Company recorded a debit to investment and a credit to a separate equity account of S/64,781,000, to carry the investment in Sociedad Minera Cerro Verde S.A. to its fair value as of March 31, 2005 (S/75,067,000 during the first quarter of 2004).

(d) During the first quarter of 2004, the Company received cash dividends from Sociedad Minera Cerro Verde S.A. for S/4,871,000. Those revenues are presented in the caption "other, net" in the consolidated statements of income.

Minera Yanacocha S.R.L.

(e) The movement of the equity investment in Yanacocha is as follows:
	For the three-month periods ended March 31,
	___________________________________
	2004	2005
	S/(000)	S/(000)

Yanacocha's equity at beginning of year	2,547,925	2,666,371
Participation percentage	43.65%	43.65%
	_________	_________
Company's participation in Yanacocha's equity as of January 1st ,	1,112,169	1,163,871
Elimination of intercompany gains (i)	(11,091)	(11,683)
	_________	_________
Balance of investment at beginning of period	1,101,078	1,152,188
Participation in Yanacocha's income	172,962	160,090
Dividends received, note 6(g)	(92,403)	(42,677)
Realization of intercompany gains (i)	293	305
Cumulative translation loss	(35,480)	(7,389)
	_________	_________

Balance at period-end	1,146,450	1,262,517
	_________	_________

(i) Buenaventura is recognizing, as an increase in the share of affiliated companies, the related inter-company gains generated in past years for the sale of long-lived assets, as Yanacocha depreciates and amortizes the acquired assets. For presentation purposes, the inter-company gains, not recognized by the Company, are presented net of the investment of Yanacocha.

Although the net sales and the cash costs per ounce of Yanacocha for the three-month periods ended March 31, 2005 and 2004 were similar, the share in Yanacocha's income has decreased by approximately S/10 million due to the lower average exchange rate used to translate into Peruvian Nuevos Soles the share in Yanacocha's income, reported in U.S. dollars. The exchange rates used in such translation were S/3.262 and S/3.473, as of March 31, 2005 and 2004, respectively. Certain information related to the Yanacocha's results is shown below:
Year	Sales	Gold average quotation	Quantity of ounces sold	Cash costs per ounce of gold sold
	US$(000)	US$	(in thousands)	US$

2004	326,777	408	799	144
2005	328,444	425	773	147

(f) The movement of the amount paid over book value of Yanacocha's shares, is as follows:
	For the three-month periods ended March 31,
	_______________________________
	2004	2005
	S/(000)	S/(000)

Balance at beginning of period	113,847	103,866
Amortization	(2,494)	(2,393)
	_________	_________

Balance at period-end	111,353	101,473
	_________	_________

(g) Yanacocha represents the most significant investment of the Company. The Company's share of Yanacocha's income was significant as compared to Buenaventura's net income for the three-month periods ended March 31, 2004 and 2005. Presented below is selected information about Yanacocha:

Economic activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. As explained in note 1(c) , the legal owner of the mineral rights on the mining concessions exploited by Yanacocha is S.M.R.L. Chaupiloma Dos de Cajamarca.

Summary financial information based on the Yanacocha financial statements

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha's balance sheets data as of December 31, 2004 (audited) and March 31, 2005 (unaudited):
	2004	2005
	US$(000)	US$(000)

Total assets	1,207,748	1,296,872
Total liabilities	396,574	403,128
Shareholders' equity	811,174	893,744

Summary data from the Yanacocha statements of income for the three-month periods ended March 31, 2005 and 2004 (unaudited), which represent 100 percent of the operations of Yanacocha:
	2004	2005
	US$(000)	US$(000)

Total revenues	326,841	329,337
Operating income	152,588	162,604
Net income	110,567	112,572

Dividends declared and paid by Yanacocha -

Cash dividends paid by Yanacocha to Condesa were S/42,677,000 in the three-month period ended March 31, 2005 (S/92,403,000 in the three-month period ended March 31, 2004).

Legal proceedings

See note 10 for information about Yanacocha's legal processes.

7. Overdrafts and bank loans

Overdrafts and bank loans, contracted in U.S. dollars, consist of:
	Annual interest rate	As of December 31, 2004	As of March 31, 2005
		S/(000)	S/(000)

Bank overdrafts		-	2,054

Bank loans:
Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	4.45%	3,283	-
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	2.66%	9,521	9,463

Other subsidiaries		346	-
		________	________

		13,150	11,517
		________	________

As of March 31, 2005 and December 31, 2004, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The loans obtained by El Brocal were guaranteed by the related shipments of concentrate inventories. The loan obtained by Inminsur does not have specific guarantees.

8. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, is made up as follows:

Entity	Guarantee	Annual interest rate	Final maturity	As of December 31, 2004	As of March 31, 2005
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura.	4.5%	September 2005	22,981	16,315

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura.	Three-month libor plus 1.2% (4.29% as of March 31, 2005)	April 2005	4,323	1,033

Sociedad Minera El Brocal S.A.A.
BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flows from collections of two clients.	Three-month libor plus 2.35% (5.44% as of March 31, 2005)	November 2009	12,147	11,469
Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flows from collections of two clients.	Three-month libor plus 3.75% (6.84% as of March 31, 2005)	September 2006	10,533	8,972
Banco de Crédito Leasing	Leased property.	5.00%	June 2007	1,037	933
Other				342	302
				_________	_________
				51,363	39,024

Less - Current Portion				(36,332)	(26,328)
				_________	_________

Long - term portion				15,031	12,696
				_________	_________

(b) The long-term debt maturity schedule for the next years is as follows:
Year ended March 31,	Amount
S/(000)

2006	5,231
2007	2,636
2008	2,415
2009	2,414
_________

12,696
_________

(c) The financing agreements include certain provisions that require compliance with certain financial indicators. In Management's opinion, the Company has complied with all the financial indicators as of March 31, 2005.

9. Shareholders' equity

(a) Capital stock -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of March 31, 2005 and December 31, 2004 follows:
	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	__________	_________	_________	_________

	126,879,832	507,519	89,236	596,755
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/96,634,000.

(b) Investment shares -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of March 31, 2005 and December 31, 2004 follows:
	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(15,933)	(63)	(3)	(66)
	__________	_________	_________	_________
	356,387	1,426	257	1,683
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/260,000.

(c) Additional paid - in capital -

The additional paid - in capital of the Company includes the following as of March 31, 2005 and December 31, 2004:

- The premium received on the issuance of Series B common shares for S/546,835,000.

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/33,538,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The information about declared dividends as of March 31, 2005 and 2004:
Meeting/Board session	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2004
Mandatory Annual Shareholders' meeting	March 26, 2004	77,823,000	0.56
		_________
Dividends 2005
Mandatory Annual Shareholders' meeting	March 31, 2005	80,622,000	0.58
		_________

The declared dividends in the consolidated statements of changes in shareholders' equity are presented net of the dividends by S/6,197,000, declared in favor of the subsidiary Condesa during the first quarter of 2005 (S/5,983,000 in the first quarter of 2004).

The declared dividends in the first quarter of 2005 are presented in the caption "other current liabilities" of the consolidated balance sheets as of March 31, 2005 and were available to shareholders in April 2005.

(f) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) of the consolidated audited report as of December 31, 2004, when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the investment of Buenaventura is disposed of.

10. Legal proceedings

Legal processes of Buenaventura

Damages claimed by a French citizen -

In February of 2002, the Company and its subsidiary Compañía Minera Condesa S.A.C. (Condesa), together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserted that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleged violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants filed various motions to dismiss the action; however, rather than responding to these motions for dismissal, the plaintiff filed another demand. The Company and Condesa presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court issued an opinion and ordered granting defendants motions to dismiss the amended complaint. On February 15, 2004 the defendants appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado).

On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand that was pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was filed definitively.

Legal processes of Yanacocha

Mercury spill in Choropampa -

In June, 2000 a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, September 10, 2001, 900 Peruvian citizens sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In May 22, 2002 the Court misestimated the demand, which was ratified later in June 30, 2002. The plaintiffs appealed this resolution.

In July 2002, a new demand was presented against Yanacocha and other subsidiaries of Newmont Mining Corporation at the same Court, demanding similar compensations to those of the first demand presented on September 2001. This new demand is in suspense until the appeal of the first one is defined. To this date, Yanacocha considers that it is not possible to predict the final result of these demands and believes that any effect related to them would not be significant to its financial statements.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

11. Deferred income tax and workers' profit sharing

(a) The deferred income tax and workers' profit sharing asset mainly includes an effect of S/211,442,000 from the deferred revenue from sale of future production and of S/11,549,000 from the officers' compensation provision (S/217,578,000 and S/11,922,000 as of December 31, 2004 respectively).

(b) The income tax and workers' profit sharing expenses presented in the consolidated statements of income for the three-month periods ended March 2004 and 2005, consist of:
	2004	2005
	S/(000)	S/(000)

Workers' profit sharing
Current	1,628	4,817
Deferred	2,252	1,515
	________	________

	3,880	6,332
	________	________

Income tax
Current	14,788	25,503
Deferred	7,868	5,224
	________	________

	22,656	30,727
	________	________

12. Transactions with affiliated companies

(a) As a result of the transactions presented in note 12(b) below, the Company has the following accounts receivable from affiliated companies:
	As of December 31, 2004	As of March 31, 2005
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	45,708	40,809
Others	370	195
	_________	_________

	46,078	41,004
	_________	_________

(b) The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month period ended March 31, 2005, the royalties earned amounted to S/32,871,000 (S/34,428,000 for the three-month period ended March 31, 2004) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During the three-month period ended March 31, 2005 Yanacocha paid cash dividends to Condesa of S/42,677,000 (S/92,403,000 for the three-month period ended March 31, 2004).

Buenaventura Ingenieros S.A. ("Bisa") -

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2005. For the three-month period ended March 31, 2005 the revenues related to this service contract amounted to approximately S/1,910,000 (S/2,091,000 for the three-month period ended March 31, 2004) and are presented in the caption "net sales" of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During the three-month period ended Mach 31, 2005, the fees amounted to approximately S/3,152,000 (S/3,460,000 for the three-month period ended March 31, 2004) and are presented in the caption "net sales" of the consolidated statements of income.

The profits between Bisa, Conenhua and Yanacocha are not significant and, therefore, have not been eliminated in the consolidated financial statements.

13. Derivative financial instruments

Risk of metal price fluctuations -

(a) Derivative contracts

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, during 2004, the subsidiary El Brocal maintained contracts of derivative instruments that qualified as cash flows hedges.

The table below presents a summary of the commodity derivative contracts outstanding as of March 31, 2005:
Metal	Quantity (ounces)		Price ranges	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)
Gold	172,500 (i)	808,000	343.00 to 366.70	April 2005 -July 2011
Silver	425,000 (ii)	2,450,000	5.84 to 6.16	April 2005 - August 2006

(i) Guaranteed with an average price of US$345.00 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce).

In connection with the derivative instruments contracts maintained during 2004 and 2005, Buenaventura and El Brocal recorded the following:
    During the three-month period ended March 31, 2005, Buenaventura recognized a gain of S/26,530,000 (S/8,727,000 for the three-month period ended March 31, 2004) due to the changes in fair value occurred during that period, which is presented separately in the consolidated statements of income.
    During the three-month period ended March 31, 2004, El Brocal credited S/467,000, net of minority interest, to the equity account "cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during that period. As of March 31, 2005, El Brocal does not have derivative contracts to offset the risk of metal price fluctuations.
    In the three-month period ended March 31, 2005 Buenaventura recognized expenses of S/10,709,000 (S/9,798,000 in the three-month period ended March 31, 2004) in connection with derivative operations settled during this period. In addition, Buenaventura recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "loss from realized derivative instruments" of the consolidated statements of income.
    In addition, the liability presented in the consolidated balance sheets for S/60,492,000 and S/249,694,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of March 31, 2005 (S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, as of December 31, 2004).

(b) Normal sale contracts of gold, zinc and silver

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Likewise, El Brocal made similar changes to their derivative contracts in order to qualify them as normal sale contracts. As of December 31, 2004 and March 31, 2005, the settled values for these contracts amounted to S/643,709,000 and S/624,840,000, and are presented as "deferred revenue from sale of future production" in the consolidated balance sheets. Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs.

During the first quarter of 2005, Buenaventura delivered 52,000 ounces of gold (42,000 ounces of gold for the three-month period ended March 31, 2004) as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/18,078,000 and S/14,198,000, respectively, in those periods, in the caption "realized income from sale of future production" of the consolidated statements of income.

As of March 31, 2005 Buenaventura is committed to sell 1,792,000 ounces of gold at prices ranging from US$332 and US$451 per ounce until December 2011.

Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$5,319,000 at rates ranging from S/3.572 and S/3.589 per U.S. dollar, and stated maturities similar to time deposits, see note 3(c). During the three-month period ended March 31, 2005 this operation has generated a loss for approximately S/618,000 (approximately S/47,000 during the three-month period ended March 31, 2004), explained by a lower market exchange currency rate compared to the agreed exchange rate. The fair value of this contract as of March 31, 2005 amounts to S/1,720,000 (S/2,182,000 as of December 31, 2004) and is presented in the caption "other current liabilities" of the consolidated balance sheets.

14. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month periods ended March 31, 2004 and 2005 is presented below:
	2004	2005

Net income (numerator)	177,045,000	206,464,000
Shares (denominator)	127,236,219	127,236,219
Basic and diluted net income per share	S/1.39	S/1.62

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month periods ended March 31, 2004 and 2005 is presented below:
	2004	2005

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,581,063)
	___________	___________

	127,236,219	127,236,219
	___________	___________

15. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three month periods ended March 31, 2004 and 2005 are as follows:

(a) Volumes sold:
	2004	2005

Gold	68,217 Oz	85,228 Oz
Silver	3,448,473 Oz	3,250,029 Oz
Lead	7,480 MT	6,830 MT
Zinc	11,834 MT	12,536 MT

(b) Average sale prices:
	2004	2005
	US$	US$

Gold	365.91/Oz	375.90/Oz
Silver	6.21/Oz	6.94/Oz
Lead	862.32/MT	978.75/MT
Zinc	1,048.99/MT	1,246.86/MT

16. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May 12, 2005